Filed by Codere Online Luxembourg, S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DD3 Acquisition Corp. II

Commission File No. 001-39767

Form F-4 File No. 333-258759

H1 2021
Earnings Results

September 1, 2021



codere

Table of Contents

codere

Accounting Implications from the Financial Restructuring

On April 22, 2021, the Company announced it had entered into a Lock Up Agreement with a group of its largest noteholders (the Ad Hoc Group) in relation to a proposed restructuring transaction. As a result, the operational part of the Company will be transferred to a new holding company (the "New Topco"), with 95% of the share capital of the New Topco being owned by Codere's bondholders and the remaining 5% of the share capital by the Codere S.A.. From the Parent Company's perspective, the future recovery of the businesses will not be carried out by their continued use, but by a transaction similar to a sale, the price of which will be established based on valuations that are being carried out by independent experts (such valuations confirm that the enterprise value of the Group falls below the value of its debt).

As such, the Company has applied IFRS 5, "Non-current assets held for sale and discontinued activities", for all of the Group's operations.

The actions to distribute the assets and liabilities are expected to take place within a year from the classification date of June 30, 2021 and will end with the loss of control by Codere, S.A. Consequently, all the assets and liabilities, which are going to be transferred, are grouped under the headings "Group of assets subject to change of control" and "Liabilities related to the Group of assets subject to change of control" in the Consolidated Balance Sheet as of June 30, 2021, while all H1 2021 operations are presented under as "Discontinued operations" in the Consolidated Income Statement.

Simplified financial statements are provided below:

Income Statement

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
Operating Revenue	**39.1**	**0.0**	**n.a.**	**317.6**	**0.0**	**n.a.**
Operating Expenses (excl. D&A)	**(62.8)**	**0.0**	**n.a.**	**(293.6)**	**0.0**	**n.a.**
Depreciation & Amortization and Other Operating Expenses	(49.1)	0.0	n.a.	(107.3)	0.0	n.a.
Operating Profit (Post-Inflation Accounting)	**(72.8)**	**0.0**	**n.a.**	**(83.2)**	**0.0**	**n.a.**
Interest Expense and Other Financial Expenses	(22.1)	0.0	n.a.	(96.7)	0.0	n.a.
Results from Discontinued Operations	0.0	(77.2)	n.a.	0.0	(168.7)	n.a.
Earnings before Corporate Income Taxes	**(94.9)**	**(77.2)**	**18.6%**	**(179.9)**	**(168.7)**	**6.2%**
Provision for Corporate Income Taxes and Minorities/ Affiliates	14.4	0.0	n.a.	2.3	0.0	n.a.
Net Income / (Loss)	**(80.5)**	**(77.2)**	**4.1%**	**(177.6)**	**(168.7)**	**5.0%**

Cash Flow Statement

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
Cash Flow from Discontinued Operations	**0.0**	**34.7**	**n.a.**	**0.0**	**(17.2)**	**n.a.**
Cash Flow from Continued Operations	**(38.3)**	**0.0**	**n.a.**	**(10.9)**	**0.0**	**n.a.**
Cash Flow from Investing	**(7.2)**	**0.0**	**n.a.**	**(21.0)**	**0.0**	**n.a.**
Cash Flow from Financing	**(29.8)**	**0.0**	**n.a.**	**9.7**	**0.0**	**n.a.**
Exchange Rate Impact on Cash Balances	(1.7)	0.0	n.a.	(7.8)	0.0	n.a.
Cash Flow	**(77.0)**	**34.7**	**n.a.**	**(30.0)**	**(17.2)**	**42.7%**
Cash & Equivalents						
Beginning of Period	150.1	58.4	(61.1%)	103.1	110.3	7.0%
Cash Flow	(77.0)	34.7	n.a.	(30.0)	(17.2)	42.7%
End of Period	**73.1**	**93.1**	**27.4%**	**73.1**	**93.1**	**27.4%**

Balance Sheet

Figures in EUR mm, except where noted otherwise	As at			
	Dec-20	Jun-21	Var.	Var. %
Assets				
Other Current Assets	257.3	0.0	(257.3)	n.a.
Group of Assets Subject to Change of Control	0.0	1,305.7	1,305.7	n.a.
Current Assets	**257.3**	**1,305.7**	**1,048.4**	**n.a.**
Non-Current Assets	1,084.6	0.0	(1,084.6)	n.a.
Total Assets	**1,341.9**	**1,305.7**	**(36.2)**	**(2.7%)**
Liabilities & Shareholders' Equity				
Other Current Liabilities	383.2	0.0	(383.2)	n.a.
Liabilities related to Group of Assets Subjecto to Change of Control	0.0	1,738.8	1,738.8	n.a.
Current Liabilities	**383.2**	**1,738.8**	**1,355.6**	**n.a.**
Other Non-Current Liabilities	1,239.9	0.0	(1,239.9)	n.a.
Total Liabilities	**1,623.0**	**1,738.8**	**115.8**	**7.1%**
Minority Interests	45.2	44.9	(0.3)	(0.5%)
Shareholders' Equity	(326.3)	(478.0)	(151.7)	(46.5%)
Total Liabilities & Shareholders' Equity	**1,341.9**	**1,305.7**	**(36.2)**	**(2.7%)**

In order to enable the adequate understanding of our financials, in the following pages we are providing proforma consolidated financial information prior to the application of the accounting implications derived from the financial restructuring. This reporting is intended to complement, not substitute, the financial statements above.

For a more detailed explanation about the accounting considerations related to the financial restructuring, please read our Interim Accounts.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Financial and Operating Overview

Herein, figures presented above Operating Profit (other than non-recurring items and impairment charges) are shown excluding the impact of non-recurring items as well as the impact resulting from the application of IAS 29. Adjusted EBITDA refers to EBITDA[1] excluding all non-recurring items and not considering Argentine figures according to IAS 29 standards (inflation accounting). All figures are post the application of IFRS 16.

- H1 2021 Operating Revenue decreased by 16.2% to €266.3 mm as a result of the COVID-19 related closings and operational restrictions, especially in the first quarter. Our Italian retail operation remained closed during most of the period, while other markets such as Mexico, Argentina, Uruguay and Panama were closed at some point during the first half of the year (in some cases for several months), or operated under significant restrictions when open.

- H1 2021 Adjusted EBITDA reached €21.5 mm, 10.2% below H1 2020, driven by the abovementioned closings and restrictions. All markets except Italy and Argentina contributed to this positive EBITDA generation.

- H1 2021 Adjusted EBITDA margin reached 8.1%, 0.5 percentage points above H1 2020 mainly driven by the implementation of significant cost savings and efficiency measures in the period, particularly in the case of Spain and Mexico, where margins reached 23.7% and 17.3%, respectively, compensating the negative EBITDA in Italy and Argentina.

- In H1 2021 we generated a net loss of €168.7 mm, compared to a loss of €177.6 mm in H1 2020, mainly as a result of the closings related to COVID-19 and the increase in interest expense both of which were partially offset by the lower devaluation of our operating currencies vs. the USD which materially reduced our FX losses, therefore reducing the loss compared to the same period in 2020.

- Capex in H1 2021 was €12.7 mm, 39.8% below H1 2020, and was almost entirely related to maintenance projects.

- As of June 30, 2021, we had €93.1 mm in cash and equivalents down from €110.3 mm as of December 31, 2020. Our gross debt amounted to €1,151.1 mm and our net debt to €1,058.0 mm, or €1,348.5 mm and €1,255.3 mm, respectively, including capitalization of operating leases (as per IFRS 16).

- In terms of gaming capacity, our active number of slots by June 30, 2021, was 33,767, deployed across all markets except Argentina and Uruguay. In terms of venues, we had 117 gaming halls in operation, 1,139 arcades, 181 sports betting shops and 8,335 bars.

  During July, authorities in Argentina and Uruguay allowed us to reopen our venues in these markets, with which we are fully open across our entire retail footprint except for a handful of halls that remain closed in Mexico. Still, we are operating under significant restrictions (capacity, opening hours, others) in all of our markets.

- Please refer to the Recent Events sections for further information regarding the implementation of the Financial Restructuring of Codere and the Online SPAC transaction.

[1] EBITDA, as defined by the Company, is operating profit (EBIT) plus depreciation and amortization, variation in provisions for trade transactions, gains / (losses) on asset disposals, and impairment charges.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Consolidated Income Statement

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
Operating Revenue	**39.1**	**139.1**	**n.a.**	**317.6**	**266.3**	**(16.2%)**
Gaming & Other Taxes	(17.3)	(32.9)	(90.2%)	(118.5)	(71.3)	39.8%
Personnel	(27.2)	(37.4)	(37.6%)	(84.0)	(78.4)	6.6%
Rentals	6.2	(3.7)	n.a.	(2.3)	(3.7)	(59.1%)
Cost of Goods Sold	(5.2)	(9.9)	(89.5%)	(13.8)	(17.1)	(23.4%)
Other	(19.3)	(37.2)	(93.0%)	(74.9)	(74.2)	0.9%
Operating Expenses (excl. D&A)	**(62.8)**	**(121.1)**	**(92.9%)**	**(293.6)**	**(244.8)**	**16.6%**
Depreciation & Amortization	(37.2)	(31.9)	14.2%	(80.7)	(69.0)	14.5%
Variation in Provisions for Trade Transactions[(1)]	(1.3)	(0.2)	82.9%	(1.8)	0.2	n.a.
Gains / (Losses) on Asset Disposals [(2)]	(1.0)	(0.2)	80.5%	(2.0)	(2.3)	(11.8%)
Impairment Charges	0.0	(16.2)	n.a.	(2.0)	(16.2)	n.a.
Non-Recurring Items	(6.7)	(9.1)	(36.5%)	(14.4)	(19.7)	(37.1%)
Operating Profit (Pre-Inflation Accounting)	**(69.8)**	**(39.6)**	**43.3%**	**(76.9)**	**(85.4)**	**(11.1%)**
Inflation Adjustment on Operating Expenses [(3,4)]	(3.0)	(3.8)	(25.1%)	(6.4)	(6.8)	(7.0%)
Operating Profit (Post-Inflation Accounting)	**(72.8)**	**(43.3)**	**40.5%**	**(83.2)**	**(92.2)**	**(10.8%)**
Interest Expense	(29.2)	(41.8)	(43.1%)	(53.2)	(79.5)	(49.4%)
Interest Income	0.4	0.4	(15.7%)	1.3	0.8	(34.4%)
Gains / (Losses) from Financial Investments	1.5	2.3	50.5%	(1.3)	(0.2)	87.2%
Gains / (Losses) from Exchange Rate Variations	3.5	3.7	4.5%	(46.3)	(7.1)	84.6%
Inflation Adjustment[(5)]	1.6	4.4	n.a.	2.8	8.7	n.a.
Earnings before Corporate Income Taxes	**(94.9)**	**(74.3)**	**21.7%**	**(179.9)**	**(169.4)**	**5.8%**
Provision for Corporate Income Taxes	9.0	(1.7)	n.a.	(5.1)	0.6	n.a.
Inflation Adjustment on CIT[(6)]	(1.4)	(2.0)	(39.4%)	(2.7)	(4.4)	(63.2%)
Minority Interests in Subsidiary (Income) / Loss	7.0	0.7	(89.8%)	10.2	4.6	(55.1%)
Equity in Affiliate Income / (Loss)	(0.1)	0.1	n.a.	(0.2)	(0.0)	76.3%
Net Income / (Loss)	**(80.5)**	**(77.2)**	**4.1%**	**(177.6)**	**(168.7)**	**5.0%**

EBITDA						
EBIT (Operating Profit)	(72.8)	(43.3)	40.5%	(83.2)	(92.2)	(10.8%)
(+) Impairment Charges	0.0	16.2	n.a.	2.0	16.2	n.a.
(+) (Gains) / Losses on Asset Disposals	1.0	0.2	(80.5%)	2.0	2.3	11.8%
(+) Variation in Provisions for Trade Transactions	1.3	0.2	(82.9%)	1.8	(0.2)	n.a.
(+) Depreciation & Amortization	37.2	31.9	(14.2%)	80.7	69.0	(14.5%)
(+) Inflation Adjustment on Other Opex[(4)]	2.6	4.1	56.1%	5.7	7.3	29.6%
EBITDA	**(30.7)**	**9.3**	**n.a.**	**8.9**	**2.4**	**(73.5%)**
EBITDA Margin	*n.a.*	*6.7%*	*n.a.*	*2.8%*	*0.9%*	*(1.9 p.p.)*

Adjusted EBITDA						
EBITDA	(30.7)	9.3	n.a.	8.9	2.4	(73.5%)
(+) Non-Recurring Items	6.7	9.1	36.5%	14.4	19.7	37.1%
(+) Inflation Adjustment on EBITDA[(3)]	0.4	(0.3)	n.a.	0.7	(0.5)	n.a.
Adjusted EBITDA	**(23.7)**	**18.1**	**n.a.**	**24.0**	**21.5**	**(10.2%)**
Adjusted EBITDA Margin	*n.a.*	*13.0%*	*n.a.*	*7.6%*	*8.1%*	*0.5 p.p.*

[1] Figures reflect change in provisions on advances to site owners in connection with contracts to install our machines in their establishments.
[2] Figures primarily reflect disposal of gaming machines;
[3] Figure reflects, following IAS 29, the net impact on revenues and costs above EBITDA from applying Argentinean inflation to the end of the reporting period on the accrued items and ARS/EUR exchange rate as of the last day of the period.
[4] Figure reflects, following IAS 29, the net impact on costs above Operating Profit from applying Argentinean inflation to the end of the period on the accrued items and ARS/EUR exchange rate as of the last day of the period, excluding impact on items above EBITDA.
[5] Figure includes the impact from applying end of period inflation on fixed assets.
[6] Figure includes the impact of inflation accounting on corporate income tax in Argentina.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

- **Operating Revenue** decreased by €51.3 mm or 16.2% to €266.3 mm in H1 2021, due to the COVID-19 related closings. The most significant decrease (€54.7 mm) took place in Italy which remained closed during most of the period (until June) and Argentina (€23.4 mm) which was closed during almost the entire second quarter.
- **Operating Expenses** (excluding depreciation and amortization) decreased by €48.8 mm or 16.6% to €244.8 mm, as a result of cost reductions across all our markets, especially in Italy (€53.0 mm), Argentina (€14.9 mm) and Spain (€6.7 mm).
- **Adjusted EBITDA** decreased by €2.5 mm to €21.5 mm in H1 2021, as a result of the decrease in revenue from the closings and restrictions affecting all of our markets. The revenue decline in our retail operations was only partially offset by the reduction in costs, as the volatility in the openings, closings and operational restrictions made it increasingly difficult to align fixed costs to revenue generation.
- **Impairment Charges** reached €16.2 mm in H1 2021 as a consequence of the lengthy closing period in Argentina in 2021, after 9 months of closure in 2020, together with the currency devaluation in the last year, which reduced the value of our assets.
- **Non-Recurring Items** in H1 2021 were €6.5 mm while marketing investments to grow our online business accounted for an additional €13.2 mm.
- **Inflation Adjustment** in H1 2021 represents a loss of €0.5 mm (impact on EBITDA). At the net income level, the impact is a net loss of €2.5 mm.
- **Operating Profit** (prior to considering inflation accounting for Argentina) decreased by €8.6 mm to an operating loss of €85.4 mm in H1 2021.
- **Interest Expense** (including financial expenses from capitalized operating leases) increased by €26.3 mm to €79.5 mm driven by the incremental interest on the €250 mm super senior secured notes issued in 2020 and the €103 mm bridge notes issued in April and May.
- **Interest Income** reached to €0.8 mm.
- Losses on **Financial Investments** reached €0.2 mm in H1 2021 vs €1.3 mm in H1 2020.
- Losses on **Exchange Rate Variations** reached €7.1 mm in H1 2021 derived from the appreciation of the USD against our LATAM operating currencies.
- Provision for **Corporate Income Tax** decreased by €5.7 mm to €0.6 mm in H1 2021 driven by significant decreases in accrued corporate income taxes as a result of the reduction of profit before taxes in all of our business units (especially in Argentina).
- **Minority Interest** represents a gain of €4.6 mm in H1 2021.
- As a result of the aforementioned results, the **Net Loss** in H1 2021 was €168.7 mm, compared to a Net Loss of €177.6 mm in H1 2020.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Revenue and Adjusted EBITDA[1]

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
Operating Revenue						
Argentina	0.0	3.5	n.a.	64.8	41.4	(36.1%)
Mexico	1.8	41.2	n.a.	62.3	63.3	1.7%
Panama	0.0	12.5	n.a.	14.7	18.4	25.3%
Uruguay	11.3	7.7	(32.0%)	28.3	19.0	(32.9%)
Colombia	0.0	3.4	n.a.	4.9	6.9	39.9%
Sub-Total - Latin America	**13.2**	**68.3**	**n.a.**	**175.0**	**149.0**	**(14.8%)**
Italy	6.6	12.1	84.2%	66.8	12.1	(81.9%)
Spain	5.5	38.6	n.a.	46.0	65.2	41.9%
Sub-Total - Europe	**12.0**	**50.7**	**n.a.**	**112.8**	**77.3**	**(31.4%)**
Online	13.8	20.1	45.5%	29.9	40.0	33.7%
Total	**39.1**	**139.1**	**n.a.**	**317.6**	**266.3**	**(16.2%)**
Adjusted EBITDA						
Argentina	(6.8)	(6.9)	(0.6%)	7.5	(0.9)	n.a.
Mexico	(10.9)	10.2	n.a.	6.5	11.0	69.8%
Panama	(0.8)	2.2	n.a.	1.2	2.8	n.a.
Uruguay	6.8	2.2	(67.4%)	12.0	4.0	(66.5%)
Colombia	(1.0)	0.9	n.a.	0.1	1.9	n.a.
Sub-Total - Latin America	**(12.8)**	**8.7**	**n.a.**	**27.3**	**18.8**	**(31.0%)**
Italy	(5.1)	(1.6)	69.2%	(5.6)	(7.3)	(30.6%)
Spain	(4.7)	13.9	n.a.	2.9	15.4	n.a.
Sub-Total - Europe	**(9.8)**	**12.4**	**n.a.**	**(2.7)**	**8.2**	**n.a.**
Corporate	(3.8)	(4.1)	(8.8%)	(4.8)	(7.3)	(51.3%)
Online	2.7	1.2	(56.2%)	4.2	1.9	(55.6%)
Total	**(23.7)**	**18.1**	**n.a.**	**24.0**	**21.5**	**(10.2%)**

Earnings per Share

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
Earnings per Share						
Net Income / (Loss) (EUR mm)	**(80.5)**	**(77.2)**	**4.1%**	**(177.6)**	**(168.7)**	**5.0%**
Average Shares Issued & Outstanding[(2)] (mm):						
Basic	118	118	-	118	118	-
Earnings per Share (EUR):						
Basic	(0.68)	(0.65)	4.1%	(1.50)	(1.42)	5.0%

[1] 2020 Online EBITDA has been adjusted retroactively to reflect the current reporting perimeter where our Online business unit has been isolated from the rest of the Group.
[2] Figure excludes treasury shares.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Revenue and Adjusted EBITDA at Constant Currency[1]

Figures in EUR mm, except where noted otherwise	Constant Currency					
	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
Operating Revenue						
Argentina	0.0	5.3	n.a.	64.8	64.2	(0.9%)
Mexico	1.8	38.8	n.a.	62.3	65.1	4.6%
Panama	0.0	13.7	n.a.	14.7	20.1	37.1%
Uruguay	11.3	8.6	(24.1%)	28.3	22.0	(22.4%)
Colombia	0.0	3.6	n.a.	4.9	7.5	51.0%
Sub-Total - Latin America	**13.2**	**69.9**	**n.a.**	**175.0**	**178.9**	**2.2%**
Italy	6.6	12.1	84.2%	66.8	12.1	(81.9%)
Spain	5.5	38.6	n.a.	46.0	65.2	41.9%
Sub-Total - Europe	**12.0**	**50.7**	**n.a.**	**112.8**	**77.3**	**(31.4%)**
Online	13.8	20.1	45.5%	29.9	40.0	33.7%
Total	**39.1**	**140.8**	**n.a.**	**317.6**	**296.2**	**(6.7%)**
Adjusted EBITDA						
Argentina	(6.8)	(10.5)	(53.3%)	7.5	(1.4)	n.a.
Mexico	(10.9)	9.6	n.a.	6.5	11.3	74.7%
Panama	(0.8)	2.4	n.a.	1.2	3.1	n.a.
Uruguay	6.8	2.5	(63.6%)	12.0	4.7	(61.2%)
Colombia	(1.0)	0.9	n.a.	0.1	2.0	n.a.
Sub-Total - Latin America	**(12.8)**	**5.0**	**n.a.**	**27.3**	**19.7**	**(27.7%)**
Italy	(5.1)	(1.6)	69.2%	(5.6)	(7.3)	(30.6%)
Spain	(4.7)	13.9	n.a.	2.9	15.4	n.a.
Sub-Total - Europe	**(9.8)**	**12.4**	**n.a.**	**(2.7)**	**8.2**	**n.a.**
Corporate	(3.8)	(4.1)	(8.8%)	(4.8)	(7.3)	(51.3%)
Online	2.7	1.2	(56.2%)	4.2	1.9	(55.6%)
Total	**(23.7)**	**14.4**	**n.a.**	**24.0**	**22.4**	**(6.6%)**

[1] 2020 Online EBITDA has been adjusted retroactively to reflect the current reporting perimeter where our Online business unit has been isolated from the rest of the Group.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Operating Expenses[1]

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var.	2020	2021	Var.
Operating Revenue	**39.1**	**139.1**	**n.a.**	**317.6**	**266.3**	**(16.2%)**
Gaming & Other Taxes	(17.3)	(32.9)	(90.2%)	(118.5)	(71.3)	39.8%
Personnel	(27.2)	(37.4)	(37.6%)	(84.0)	(78.4)	6.6%
Rentals	6.2	(3.7)	n.a.	(2.3)	(3.7)	(59.1%)
Cost of Goods Sold	(5.2)	(9.9)	(89.5%)	(13.8)	(17.1)	(23.4%)
Other	(19.3)	(37.2)	(93.0%)	(74.9)	(74.2)	0.9%
Operating Expenses (excl. D&A)	**(62.8)**	**(121.1)**	**(92.9%)**	**(293.6)**	**(244.8)**	**16.6%**
Gaming & Other Taxes						
Gaming Taxes	(10.8)	(23.1)	n.a.	(93.6)	(50.3)	46.2%
Other Taxes	(6.5)	(9.9)	(51.4%)	(24.9)	(20.9)	15.9%
Total	**(17.3)**	**(32.9)**	**(90.2%)**	**(118.5)**	**(71.3)**	**39.8%**
Other						
Professional Fees(2)	(3.5)	(5.6)	(59.2%)	(6.6)	(10.9)	(65.9%)
Advertising and Marketing	(3.7)	(7.8)	n.a.	(14.8)	(16.1)	(8.8%)
Utilities	(4.7)	(7.7)	(64.0%)	(17.7)	(14.7)	16.8%
Repairs & Maintenance(3)	(1.5)	(3.0)	(94.2%)	(6.7)	(5.8)	12.3%
Insurance(4)	(0.9)	(0.8)	9.2%	(2.1)	(1.7)	18.8%
Travel	(0.3)	(0.4)	(10.8%)	(1.7)	(0.6)	64.2%
Transportation(5)	(0.2)	(0.4)	n.a.	(0.9)	(0.7)	23.1%
Other Expenses	(4.5)	(11.5)	n.a.	(24.5)	(23.7)	3.3%
Total	**(19.3)**	**(37.2)**	**(93.0%)**	**(74.9)**	**(74.2)**	**0.9%**
As % of Operating Revenue (Var. in p.p.)						
Operating Revenue	**100.0%**	**100.0%**	**-**	**100.0%**	**100.0%**	**-**
Gaming & Other Taxes	44.3%	23.7%	(20.6)	37.3%	26.8%	(10.5)
Personnel	69.6%	26.9%	(42.7)	26.4%	29.4%	3.0
Rentals	-15.9%	2.6%	18.5	0.7%	1.4%	0.7
Cost of Goods Sold	13.4%	7.1%	(6.2)	4.4%	6.4%	2.1
Other	49.3%	26.7%	(22.6)	23.6%	27.9%	4.3
Operating Expenses (excl. D&A)	**160.6%**	**87.0%**	**(73.6)**	**92.4%**	**91.9%**	**(0.5)**
Gaming & Other Taxes						
Gaming Taxes	27.6%	16.6%	(11.0)	29.5%	18.9%	(10.6)
Other Taxes	16.7%	7.1%	(9.6)	7.8%	7.9%	0.0
Total	**44.3%**	**23.7%**	**(20.6)**	**37.3%**	**26.8%**	**(10.5)**
Other						
Professional Fees(2)	9.0%	4.0%	(5.0)	2.1%	4.1%	2.0
Advertising and Marketing	9.4%	5.6%	(3.8)	4.7%	6.0%	1.4
Utilities	12.0%	5.5%	(6.5)	5.6%	5.5%	(0.0)
Repairs & Maintenance(3)	4.0%	2.2%	(1.8)	2.1%	2.2%	0.1
Insurance(4)	2.3%	0.6%	(1.7)	0.7%	0.6%	(0.0)
Travel	0.8%	0.3%	(0.6)	0.5%	0.2%	(0.3)
Transportation(5)	0.4%	0.3%	(0.1)	0.3%	0.3%	(0.0)
Other Expenses	11.4%	8.3%	(3.1)	7.7%	8.9%	1.2
Total	**49.3%**	**26.7%**	**(22.6)**	**23.6%**	**27.9%**	**4.3**

1 Figures exclude non-recurring items.
2 Figures exclude payments to personnel via outsourcing agreements in Mexico which are re-classified as personnel expense.
3 Includes cleaning services and general supplies consumed.
4 Includes insurance (including surety bonds) premiums and letter of credit fees.
5 Includes armored vehicles for route collections and other transportation costs.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Mexico

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
Operating Revenue	**1.8**	**41.2**	**n.a.**	**62.3**	**63.3**	**1.7%**
Gaming & Other Taxes	(3.9)	(6.3)	(62.8%)	(13.2)	(11.1)	16.3%
Personnel[1]	(8.5)	(10.8)	(27.1%)	(22.2)	(20.3)	8.4%
Rentals	3.9	(2.2)	n.a.	(1.0)	(1.1)	(4.3%)
Cost of Goods Sold	(0.1)	(2.1)	n.a.	(2.9)	(3.2)	(10.7%)
Other	(4.2)	(9.6)	n.a.	(16.5)	(16.7)	(1.2%)
Operating Expenses (excl. D&A)	**(12.8)**	**(31.0)**	**n.a.**	**(55.8)**	**(52.3)**	**6.2%**
Depreciation & Amortization	(14.8)	(12.3)	17.2%	(33.2)	(28.0)	15.8%
Variation in Provisions for Trade Transactions	0.0	(0.2)	n.a.	0.0	(0.0)	n.a.
Gains / (Losses) on Asset Disposals[2]	(0.7)	(0.2)	77.1%	(1.0)	(0.3)	73.7%
Impairment Charges	0.0	0.0	n.a.	0.0	0.0	n.a.
Non-Recurring Items	(1.8)	0.4	n.a.	(3.6)	(0.1)	96.0%
Operating Profit	**(28.3)**	**(2.0)**	**93.0%**	**(31.4)**	**(17.4)**	**44.5%**
EBITDA	**(12.8)**	**10.6**	**n.a.**	**2.8**	**10.8**	**n.a.**
EBITDA Margin	*n.a.*	*25.8%*	*n.a.*	*4.5%*	*17.1%*	*12.6 p.p.*
Adjusted EBITDA	**(10.9)**	**10.2**	**n.a.**	**6.5**	**11.0**	**69.8%**
Adjusted EBITDA Margin	*n.a.*	*24.8%*	*n.a.*	*10.4%*	*17.3%*	*6.9 p.p.*
Economic Indicators						
Average Exchange Rate - EUR/MXN	25.66	24.12	(6.0%)	23.86	24.31	1.9%
Average Inflation (YoY)	2.8%	6.0%	3.2 p.p.	3.1%	5.0%	1.9 p.p.
Key Performance Indicators						
Avg. Installed Capacity (Slots)	138	12,220	n.a.	9,327	9,267	(0.6%)
Gross Win per Slot per Day:						
EUR	23.1	30.9	34.0%	31.7	30.3	(4.4%)
Local Currency	579	745	28.8%	683	736	7.8%

- **Operating Revenue** in H1 2021 increased by €1.0 mm (1.7%) compared to H1 2020 due to the reopening of most of our halls during the second quarter, as they reopened in mid-March (while last year they were closed for almost the entire second quarter). As of June 30 we had 85 halls open. Our average capacity in the period was in line with that of H1 2020 at c. 9,300 slots.
- **Operating Expenses (excluding D&A)** decreased by €3.5 mm (6.2%) to €52.3 mm in H1 2021 mainly as a result of reductions of gaming taxes and personnel expenses associated to a more favorable revenue mix.
- **Adjusted EBITDA** increased by €4.5 mm to €11.0 mm as a result of the abovementioned increase in revenues and decrease in operating expenses.
- As of the end of August, we have 83 halls in operation out of 89.

[1] Includes personnel costs related to outsourced employees.
[2] Figures reflect primarily disposal of gaming machines.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Argentina

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
Operating Revenue	**0.0**	**3.5**	**n.a.**	**64.8**	**41.4**	**(36.1%)**
Gaming & Other Taxes	(1.1)	(2.6)	n.a.	(30.7)	(20.2)	34.1%
Personnel	(4.6)	(5.7)	(23.3%)	(16.8)	(14.5)	13.5%
Rentals	0.0	(0.6)	n.a.	(1.1)	(1.8)	(59.8%)
Cost of Goods Sold	(0.0)	(0.0)	n.a.	(1.1)	(0.2)	79.3%
Other	(1.2)	(1.4)	(21.5%)	(7.5)	(5.6)	26.0%
Operating Expenses (excl. D&A)	**(6.8)**	**(10.3)**	**(51.0%)**	**(57.2)**	**(42.3)**	**26.1%**
Depreciation & Amortization	(1.9)	(1.2)	38.0%	(4.0)	(2.4)	39.2%
Variation in Provisions for Trade Transactions	0.0	0.0	n.a.	0.0	0.0	n.a.
Gains / (Losses) on Asset Disposals (1)	(0.0)	0.4	n.a.	0.0	0.4	n.a.
Impairment Charges	0.0	(16.2)	n.a.	0.0	(16.2)	n.a.
Non-Recurring Items	0.0	(0.1)	n.a.	(0.2)	(0.4)	n.a.
Operating Profit (Pre-Inflation Accounting)	**(8.7)**	**(23.9)**	**n.a.**	**3.4**	**(19.5)**	**n.a.**
Inflation Adjustment on Operating Expenses(2)	(3.0)	(3.8)	(25.1%)	(6.4)	(6.8)	(7.0%)
Operating Profit (Post-Inflation Accounting)	**(11.7)**	**(27.7)**	**n.a.**	**(3.0)**	**(26.3)**	**n.a.**
EBITDA	**(7.2)**	**(6.7)**	**7.7%**	**6.7**	**(0.8)**	**n.a.**
EBITDA Margin	*n.a.*	*n.a.*	*n.a.*	*10.3%*	*n.a.*	*n.a.*
Adjusted EBITDA						
EBITDA	(7.2)	(6.7)	7.7%	6.7	(0.8)	n.a.
(+) Non-Recurring Items	0.0	0.1	n.a.	0.2	0.4	n.a.
(+) Inflation Adjustment on EBITDA(2)	0.4	(0.3)	n.a.	0.7	(0.5)	n.a.
Adjusted EBITDA	**(6.8)**	**(6.9)**	**(0.6%)**	**7.5**	**(0.9)**	**n.a.**
Adjusted EBITDA Margin	*n.a.*	*n.a.*	*n.a.*	*11.7%*	*n.a.*	*n.a.*
Economic Indicators						
Average Exchange Rate - EUR/ARS	74.51	113.43	52.2%	71.15	110.10	54.7%
Average Inflation (YoY)	43.9%	48.4%	4.5 p.p.	47.1%	44.5%	(2.5 p.p.)
Key Performance Indicators						
Avg. Installed Capacity (Slots)	-	995	n.a.	2,940	2,036	(30.7%)
Gross Win per Slot per Day:						
EUR	n.a.	88.2	n.a.	119.0	116.2	(2.3%)
Local Currency	n.a.	9,813	n.a.	8,011	12,467	55.6%

- **Operating Revenue** in H1 2021 decreased by €23.4 mm or 36.1% compared to H1 2020, due to the operating restrictions across our bingo halls (50% capacity) which drove most of the revenue decline in the first quarter. In the second quarter, as halls were mandatorily closed, we generated almost no revenue, in line with Q2 2020. The significant devaluation of the Peso (54.7%) against the euro also impacted our revenue negatively.
- **Operating Expenses (excluding D&A)** decreased by 26.1% driven by a 34.1% reduction in gaming taxes, which are variable, and a 13.5% reduction in personnel expenses.
- **Adjusted EBITDA** decreased by €8.4 mm to negative €0.9 mm, compared to €7.5 mm in H1 2020 as a result of the decline in revenues.
- Halls in Argentina, which had been closed since mid-April, reopened in July.
- The lengthy closing period in Argentina in 2021, after 9 months of closure in 2020, together with the currency devaluation in the last year, has led to an impairment loss of €16.2 mm.

[1] Figures reflect primarily the disposal of gaming machines.
[2] Figure reflects, following IAS 29, the net impact on revenues and costs from applying Argentinean inflation to the end of the period on the accrued items and ARS/EUR exchange rate as of the last day of the period.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Spain

Figures in EUR mm, except where noted otherwise	Quarter Q2 2020	Q2 2021	Var. %	YTD 2020	2021	Var. %
Operating Revenue	**5.5**	**38.6**	**n.a.**	**46.0**	**65.2**	**41.9%**
Gaming & Other Taxes	(5.0)	(9.4)	(90.3%)	(19.2)	(20.7)	(7.8%)
Personnel	(3.5)	(7.1)	n.a.	(12.6)	(14.3)	(13.5%)
Rentals	0.7	(0.3)	n.a.	0.3	(0.5)	n.a.
Cost of Goods Sold	0.0	(1.0)	n.a.	(0.9)	(1.4)	(52.0%)
Other	(2.4)	(6.9)	n.a.	(10.7)	(12.9)	(21.0%)
Operating Expenses (excl. D&A)	**(10.2)**	**(24.7)**	**n.a.**	**(43.1)**	**(49.8)**	**(15.6%)**
Depreciation & Amortization	(6.4)	(6.2)	2.2%	(14.8)	(13.9)	6.4%
Variation in Provisions for Trade Transactions[1]	(0.2)	0.1	n.a.	(0.6)	0.4	n.a.
Gains / (Losses) on Asset Disposals[2]	(0.2)	(0.1)	47.2%	(0.7)	(0.2)	78.1%
Impairment Charges	0.0	0.0	n.a.	0.0	0.0	n.a.
Non-Recurring Items	(0.2)	0.0	n.a.	(0.5)	0.2	n.a.
Operating Profit	**(11.6)**	**7.7**	**n.a.**	**(13.7)**	**2.0**	**n.a.**
EBITDA	**(4.9)**	**13.9**	**n.a.**	**2.4**	**15.6**	**n.a.**
EBITDA Margin	*n.a.*	*36.1%*	*n.a.*	*5.3%*	*23.9%*	*18.6 p.p.*
Adjusted EBITDA	**(4.7)**	**13.9**	**n.a.**	**2.9**	**15.4**	**n.a.**
Adjusted EBITDA Margin	*n.a.*	*36.1%*	*n.a.*	*6.3%*	*23.7%*	*17.4 p.p.*
Key Performance Indicators						
Avg. Installed Capacity (Slots)	2,380	9,062	n.a.	5,608	8,880	58.3%
Avg. Installed Capacity (Sports Betting Terminals)	1,519	6,553	n.a.	3,968	5,899	48.7%
Gross Win per Slot per Day:						
Slots	38.7	44.7	15.5%	n.a.	43.4	n.a.

- **Operating Revenue** in H1 2021 increased by €19.3 mm (41.9%) to €65.2 mm compared to H1 2020, driven both by the low comparable last year, where the business was closed during most of the second quarter and the strong revenue recovery once the State of Alarm and related restrictions started to be lifted since May.
- **Operating Expenses (excluding D&A)** increased by 15.6% to €49.8 mm in H1 2021, as a result of higher personnel, gaming taxes and rental expenses related to the end of the State of Alarm and normalization of our activity.
- **Adjusted EBITDA** increased by €12.5 mm to €15.4 mm. Adjusted EBITDA margin increased by 17.4 percentage points to 23.7% versus H1 last year driven by the significant revenue increase in the second quarter by the further gaming taxes rebates in the first half of the year.

[1] Figures reflect change in provisions on advances to site owners in connection with contracts to install our machines in their establishments.
[2] Figures reflect primarily disposal of gaming machines.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Italy

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
Operating Revenue	**6.6**	**12.1**	**84.2%**	**66.8**	**12.1**	**(81.9%)**
Gaming & Other Taxes	(4.9)	(8.5)	(72.7%)	(47.6)	(8.8)	81.5%
Personnel	(2.5)	(2.6)	(1.2%)	(10.5)	(5.2)	50.6%
Rentals	(0.4)	0.4	n.a.	(1.6)	0.6	n.a.
Cost of Goods Sold	(0.0)	(0.1)	(53.5%)	(0.3)	(0.1)	76.2%
Other	(3.7)	(2.9)	22.4%	(12.4)	(5.9)	52.2%
Operating Expenses (excl. D&A)	**(11.7)**	**(13.7)**	**(17.2%)**	**(72.4)**	**(19.4)**	**73.2%**
Depreciation & Amortization	(4.6)	(4.2)	9.1%	(9.4)	(8.2)	13.2%
Variation in Provisions for Trade Transactions[1]	(0.1)	(0.1)	13.7%	(0.2)	(0.0)	83.2%
Gains / (Losses) on Asset Disposals[2]	(0.1)	0.0	n.a.	(0.3)	(1.9)	n.a.
Impairment Charges	0.0	0.0	n.a.	0.0	0.0	n.a.
Non-Recurring Items	0.0	(0.3)	n.a.	0.0	(0.3)	n.a.
Operating Profit	**(9.8)**	**(6.1)**	**38.1%**	**(15.5)**	**(17.7)**	**(14.2%)**
EBITDA	**(5.1)**	**(1.9)**	**63.1%**	**(5.6)**	**(7.6)**	**(36.1%)**
EBITDA Margin	*n.a.*	*n.a.*	*n.a.*	*n.a.*	*n.a.*	*n.a.*
Adjusted EBITDA	**(5.1)**	**(1.6)**	**69.2%**	**(5.6)**	**(7.3)**	**(30.6%)**
Adjusted EBITDA Margin	*n.a.*	*n.a.*	*n.a.*	*n.a.*	*n.a.*	*n.a.*
Key Performance Indicators						
Avg. Installed Capacity (AWPs)	1,665	1,499	(10.0%)	4,132	857	(79.3%)
Avg. Installed Capacity (VLTs)	146	230	57.4%	731	131	(82.0%)
Gross Win per Slot per Day:						
AWPs	60.4	75.4	24.8%	80.8	75.4	(6.7%)
VLTs	232	259	11.3%	177	259	45.8%

- **Operating Revenue** in H1 2021 decreased by €54.7 mm (81.9%) to €12.1 mm vs. H1 2020 as the mandatory closings of our entire operation since October 2020 remained in place until May, allowing the gradual reopening of our operations during June.

- **Operating Expenses (excluding D&A)** decreased by 73.2% in H1 2021 to €19.4 mm compared to H1 2020, as a result of significant decreases across all cost items, especially gaming taxes and personnel.

- **Adjusted EBITDA** was negative €7.3 mm in H1 2021 due to the reduced revenues.

[1] Figures reflect change in provisions on advances to site owners in connection with contracts to install our machines in their establishments.
[2] Figures reflect primarily disposal of gaming machines.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Other Operations

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
Operating Revenue						
Panama	0.0	12.5	n.a.	14.7	18.4	25.3%
Uruguay	11.3	7.7	(32.0%)	28.3	19.0	(32.9%)
Colombia	0.0	3.4	n.a.	4.9	6.9	39.9%
Online	13.8	20.1	45.5%	29.9	40.0	33.7%
Operating Revenue	**25.2**	**43.8**	**73.6%**	**77.8**	**84.3**	**8.3%**
Adjusted EBITDA						
Panama	(0.8)	2.2	n.a.	1.2	2.8	n.a.
Uruguay	6.8	2.2	(67.4%)	12.0	4.0	(66.5%)
Colombia	(1.0)	0.9	n.a.	0.1	1.9	n.a.
Online	2.7	1.2	(56.2%)	4.2	1.9	(55.6%)
Adjusted EBITDA	**7.7**	**6.5**	**(15.8%)**	**17.5**	**10.6**	**(39.3%)**
Adjusted EBITDA Margin	*30.6%*	*14.8%*	*(15.7 p.p.)*	*22.5%*	*12.6%*	*(9.9 p.p.)*
EBITDA						
Adjusted EBITDA	7.7	6.5	(15.8%)	17.5	10.6	(39.3%)
(-) Non-Recurring Items	(0.1)	(0.5)	n.a.	(0.5)	(0.6)	(16.3%)
(-) Online Growth Investment	(2.0)	(7.0)	n.a.	(6.4)	(13.2)	n.a.
EBITDA	**5.6**	**(0.9)**	**n.a.**	**10.6**	**(3.2)**	**n.a.**
EBITDA Margin	*22.4%*	*n.a.*	*n.a.*	*13.7%*	*n.a.*	*n.a.*
Average Exchange Rates						
EUR/USD	1.10	1.21	9.6%	1.10	1.21	9.5%
EUR/UYU	47.41	52.92	11.6%	45.52	52.43	15.2%
USD/UYU	43.08	43.89	1.9%	41.33	43.49	5.2%
EUR/COP	4,232	4,457	5.3%	4,065	4,371	7.5%
Average Inflation (YoY)						
Panama	(2.2%)	1.7%	3.9 p.p.	(1.2%)	0.6%	1.7 p.p.
Uruguay	10.8%	6.9%	(3.8 p.p.)	9.7%	7.8%	(1.9 p.p.)
Colombia	2.9%	3.0%	0.1 p.p.	3.3%	2.3%	(1.0 p.p.)

Other Operations includes results from Panama, Uruguay, Colombia and Online[1], but excludes Corporate Overhead.

Operating revenue increased by €6.5 mm (8.3%), to €84.3 mm as a result of:

- A combined increase in **Panama and Colombia** of €5.7 mm due to the reopening of operations since March in Panama City, and January in Colombia, which compare to a second quarter in 2020 where they remained completely closed.
- A decrease in **Uruguay** of €9.3 mm due to the revenue recognition mechanics in our HRU operation and the closing of Carrasco.
- An increase of €10.1 mm in **Online** revenues coming mostly from the strong performance earlier in the year and the low comparable in Q2 2020 given the lack of sporting events.

Adjusted EBITDA decreased by €6.9 mm (39.3%), to €10.6 mm as a result of:

- A decrease in **Uruguay** of €8.0 mm due to the lower revenues.
- A decrease in **Online** of €2.3 mm due to the high marketing costs in Spain incurred ahead of the marketing restrictions that became effective on May 1 and the advertising restrictions that will become effective on September 1, as well as by higher costs related to the deployment of our omnichannel strategy.

Adjusted EBITDA margin in H1 2021 was 12.6%, 9.9 percentage points below that of H1 2020.

[1] 2020 Online EBITDA has been adjusted retroactively to reflect the current reporting perimeter where our Online business unit has been isolated from the rest of the Group.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Consolidated Cash Flow Statement

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
EBITDA	**(30.7)**	**9.3**	**n.a.**	**8.9**	**2.4**	**(73.4%)**
Capitalized Operating Leases	(15.3)	(14.7)	3.9%	(32.3)	(29.4)	9.0%
Inflation Adjustment	0.4	(0.3)	n.a.	0.7	(0.5)	n.a.
Corporate Income Taxes Paid	(1.0)	(1.0)	-	(6.4)	(2.6)	59.4%
Chg. in Working Capital[1]	8.3	0.8	(90.4%)	18.2	(9.4)	n.a.
Cash Flow from Operations	**(38.3)**	**(5.9)**	**84.6%**	**(10.9)**	**(39.5)**	**n.a.**
Maintenance Capital Expenditures[2]	(6.6)	(7.5)	(13.4%)	(18.1)	(11.8)	34.8%
Growth Capital Expenditures[2], of which:	(0.6)	(0.7)	(31.5%)	(2.9)	(0.9)	70.1%
Capacity Deployment[3]	(0.6)	(0.7)	(15.8%)	(2.8)	(0.9)	68.5%
Acquisitions[4]	0.0	0.0	n.a.	(0.1)	0.0	n.a.
Cash Flow from Investing	**(7.2)**	**(8.3)**	**(14.8%)**	**(21.0)**	**(12.7)**	**39.8%**
Cash Interest Expense	(30.3)	(31.7)	(4.6%)	(33.5)	(33.7)	(0.6%)
Cash Interest Income	0.1	0.1	0.0%	0.6	0.3	(50.0%)
Chg. in Financial Debt	(3.4)	84.5	n.a.	51.2	82.6	61.3%
Chg. in Financial Investments	0.6	0.4	(33.3%)	0.6	(5.3)	n.a.
Chg. in Deferred Payments[5]	4.5	(3.3)	n.a.	(3.9)	(6.8)	(74.4%)
Dividends Paid, net[6]	(0.4)	0.0	n.a.	(2.6)	(0.3)	88.5%
Investment in Treasury Shares, net	0.0	0.0	n.a.	0.0	0.0	n.a.
Cash Effect from Exchange Rate Difference[7]	(0.9)	(0.7)	22.2%	(2.7)	(1.4)	48.1%
Cash Flow from Financing	**(29.8)**	**49.3**	**n.a.**	**9.7**	**35.4**	**n.a.**
Exchange Rate Impact on Cash Balances	(1.7)	(0.4)	76.5%	(7.8)	(0.4)	94.9%
Cash Flow	**(77.0)**	**34.7**	**n.a.**	**(30.0)**	**(17.2)**	**42.7%**
Cash & Equivalents						
Beginning of Period	150.1	58.4	(61.1%)	103.1	110.3	7.0%
Cash Flow	(77.0)	34.7	n.a.	(30.0)	(17.2)	42.7%
End of Period	**73.1**	**93.1**	**27.4%**	**73.1**	**93.1**	**27.4%**

- **Cash flow from operations** in H1 2021 was negative €39.5 mm, a decrease of €28.6 mm versus €10.9 mm in H1 2020. This decrease is primarily attributable to the decrease of €6.5 mm in reported EBITDA and a €27.6 mm variation in working capital (to an outflow of €9.4 mm) partially offset by a €3.8 mm reduction in Corporate Income Tax Paid. Inflation adjustments (IAS 29 accounting in Argentina) and Capitalized Operating Leases (IFRS 16) are excluded in the cash flow calculations, as they are non-cash items in the Income Statement.

- **Cash flow from investing** in H1 2021 was €12.7 mm, a decline of 39.8% vs. H1 2020, and was mostly related to maintenance initiatives.

[1] The difference between this figure and management reporting of net working capital corresponds mostly to non-cash FX movements in certain balance sheet items.
[2] Figures reflect accrued amounts, including contingency payments (if any), and prior to any deferred payment arrangements (if applicable).
[3] Includes opening of greenfield gaming halls, increase of capacity on existing ones, deployment and expansion of sports betting points of sale, among other projects.
[4] Includes acquisition of gaming halls, slot operators and acquisition of product through previously operated through revenue share or operational agreements.
[5] Includes changes in deferred payments related to capital expenditures.
[6] Figure reflects dividends paid to minority partners net of dividends received from Group investments in unconsolidated entities.
[7] Includes impact of FX differences on non-operational cash inflows and outflows.

All figures included in this page are proforma <u>prior</u> to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

- **Cash flow from financing** was €35.4 mm in H1 2021 and included:

    - €33.7 mm of cash interest expense including i) €16.8 mm related to the April cash coupon on our Senior Notes, ii) €12.1 mm related to the coupon of our Super Senior Notes and €4.8mm related to OpCo debt (including capital leases);

    - €0.3 mm of cash interest income;

    - €82.6 mm increase in financial debt made up of:
        - (i) €100.0 mm raised from the Bridge Notes (net of OID) in April and May (€30.0 mm and €70.0 mm respectively).
        - (ii) €14.1 mm of costs related to the restructuring process.
        - (iii) €0.3 mm decrease in capital leases;
        - (iv) €3.1 mm decrease in OpCo financial debt (excluding capital leases) mainly due to the scheduled amortization of loans in Mexico (€0.5 mm), Uruguay (€1.6 mm), Panama (€1.7 mm), Italy (€2.5 mm) and Colombia (€0.1 mm) partially offset by new loans being raised in Italy (€3.0 mm) and Spain (€0.3 mm).

    - Decrease in deferred payments of €6.8 mm, consisting of deferred payments with capex suppliers mainly in Mexico, corporate headquarters and our platform;

    - Dividends paid to minority partners of €0.3 mm;

    - €1.4 mm negative impact from exchange rate differences;

- During H1 2021, there has been a decrease in cash and equivalents of €17.2 mm to €93.1 mm.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Capital Expenditures and Acquisitions[1]

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q2 2020	Q2 2021	Var. %	2020	2021	Var. %
Capital Expenditures and Acquisitions						
Maintenance[(2)]	6.6	7.5	13.4%	18.1	11.8	(34.8%)
Growth[(3)]	0.6	0.7	31.5%	2.9	0.9	(70.1%)
Total	**7.2**	**8.3**	**14.8%**	**21.0**	**12.7**	**(39.8%)**
Maintenance						
Argentina	0.0	0.1	n.a.	0.4	0.2	(58.9%)
Mexico	4.3	0.1	(97.6%)	4.8	0.1	(97.1%)
Panama	(0.0)	0.3	n.a.	0.0	0.4	n.a.
Colombia	0.0	0.3	n.a.	0.0	0.3	n.a.
Uruguay	0.0	0.0	11.1%	3.0	0.2	(93.7%)
Sub-Total - Latin America	**4.3**	**0.8**	**(81.5%)**	**8.3**	**1.2**	**(85.9%)**
Italy	0.8	0.8	3.5%	1.5	1.6	4.9%
Spain	0.8	4.3	n.a.	6.6	7.0	6.3%
Sub-Total - Europe	**1.6**	**5.2**	**n.a.**	**8.1**	**8.6**	**6.1%**
Corporate	0.8	1.6	n.a.	1.7	2.0	17.6%
Online	0.0	0.0	n.a.	0.0	0.0	n.a.
Total	**6.6**	**7.5**	**13.4%**	**18.1**	**11.8**	**(34.8%)**
Growth						
Argentina	0.0	0.0	n.a.	0.0	0.0	n.a.
Mexico	0.0	0.0	n.a.	0.9	0.0	n.a.
Panama	0.0	0.7	n.a.	0.8	0.8	(1.8%)
Colombia	(0.0)	0.0	n.a.	0.0	0.1	61.9%
Uruguay	0.0	0.0	n.a.	0.0	0.0	n.a.
Sub-Total - Latin America	**0.0**	**0.7**	**n.a.**	**1.7**	**0.9**	**(49.9%)**
Italy	0.0	0.0	n.a.	0.0	0.0	n.a.
Spain	0.1	0.0	(76.1%)	0.3	0.0	(95.0%)
Sub-Total - Europe	**0.1**	**0.0**	**(76.1%)**	**0.3**	**0.0**	**(95.0%)**
Corporate	0.5	0.0	n.a.	0.9	0.0	n.a.
Online	0.0	0.0	n.a.	0.0	0.0	n.a.
Total, of which:	**0.6**	**0.7**	**31.5%**	**2.9**	**0.9**	**(70.1%)**
Capacity Deployment[(4)]	0.6	0.7	15.8%	2.8	0.9	(68.5%)
Acquisitions[(5)]	0.0	0.0	n.a.	0.1	0.0	n.a.

Maintenance Capex in H1 2021 reached €11.8 mm, mainly driven by:

- Investment in Spain of €7.0 mm, an increase of €0.4 mm versus H1 last year;
- Investment in Corporate of €2.0 mm, an increase of €0.3 mm related to online and sports betting platform and operational technology;
- Investment in Italy of €1.6 mm, an increase of €0.1 mm versus H1 last year.
- Investment in Online[(6)] of €0.4 mm reported in Q1 2021 corresponded to investments in the Platform and consequently have been retroactively included under Corporate, .

Growth Capex in H1 2021 was €0.9 mm and deployed mainly in Panama. €0.9 mm reported in H1 2020 corresponded to investments in the Platform and consequently have been retroactively included under Corporate

[1] Figures as per consolidated cash flow statements.
[2] Includes primarily slot product/gaming hall renovation, exclusivity payments to site owners and gaming license renewals.
[3] Includes primarily slot product/gaming hall expansion and acquisition activity.
[4] Includes opening of greenfield gaming halls, increase of capacity on existing ones, deployment and expansion of sports betting, among other projects.
[5] Includes acquisition of gaming halls, slot operators and acquisition of product previously operated through revenue share or operational agreements.
[6] 2020 Online Capex has been adjusted retroactively to reflect the current reporting perimeter where our Online business unit has been isolated from the rest of the Group.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Consolidated Balance Sheet

Figures in EUR mm, except where noted otherwise	As at			
	Dec-20	Jun-21	Var.	Var. %
Assets				
Cash & Equivalents	110.3	93.1	(17.2)	(15.6%)
S-T Financial Investments[1]	38.4	45.0	6.6	17.3%
Accounts Receivable [2]	47.3	54.4	7.1	14.9%
Taxes Receivable [3]	41.8	37.1	(4.7)	(11.2%)
Prepaid Expenses	12.3	15.3	3.0	24.4%
Inventory	7.1	6.5	(0.6)	(8.0%)
Other Current Assets	0.0	0.0	0.0	n.a.
Current Assets	**257.3**	**251.6**	**(5.7)**	**(2.2%)**
Fixed Assets	310.2	290.0	(20.2)	(6.5%)
L-T Financial Investments	17.6	18.7	1.1	6.5%
Intangible Assets (excl. Goodwill)	309.7	303.9	(5.8)	(1.9%)
Right-of-Use Assets (IFRS 16)	191.7	184.4	(7.3)	(3.8%)
Goodwill	209.5	202.4	(7.1)	(3.4%)
Deferred Tax Assets	45.9	46.1	0.2	0.5%
Other Non-Current Assets	0.0	8.6	8.6	n.a.
Total Assets	**1,341.9**	**1,305.7**	**(36.2)**	**(2.7%)**
Liabilities & Shareholders' Equity				
Accounts Payable[4]	110.8	117.4	6.6	6.0%
S-T Provisions[5]	5.9	7.4	1.5	25.3%
S-T Taxes Payable[6]	105.1	91.5	(13.6)	(12.9%)
S-T Financial Debt	54.6	34.3	(20.3)	(37.3%)
S-T Deferred Payments[7]	44.7	38.4	(6.3)	(13.9%)
S-T Capital Leases (IFRS 16)	56.8	56.6	(0.2)	(0.5%)
Other Current Liabilities	5.3	5.0	(0.3)	(6.1%)
Current Liabilities	**383.2**	**350.5**	**(32.7)**	**(8.5%)**
L-T Provisions[8]	28.9	27.4	(1.5)	(5.1%)
L-T Taxes Payable	11.9	21.9	10.0	83.4%
L-T Financial Debt	966.0	1,116.9	150.9	15.6%
L-T Deferred Payments[7]	16.5	14.8	(1.7)	(10.2%)
L-T Capital Leases (IFRS 16)	151.4	140.8	(10.6)	(7.0%)
Deferred Tax Liabilities	65.0	66.5	1.5	2.2%
Other Non-Current Liabilities	0.1	0.1	0.0	(8.0%)
Total Liabilities	**1,623.0**	**1,738.8**	**115.8**	**7.1%**
Minority Interests	45.2	44.9	(0.3)	(0.5%)
Shareholders' Equity	(326.3)	(478.0)	(151.7)	(46.5%)
Total Liabilities & Shareholders' Equity	**1,341.9**	**1,305.7**	**(36.2)**	**(2.7%)**
End of Period Exchange Rates				
EUR/ARS	103.26	113.75	10.49	10.2%
EUR/MXN	24.46	23.66	(0.81)	(3.3%)
EUR/USD	1.23	1.19	(0.04)	(3.2%)
EUR/COP	4,212	4,464	252	6.0%
EUR/UYU	51.96	51.79	(0.17)	(0.3%)
USD/UYU	42.34	43.58	1.24	2.9%

[1] Includes €1.6 and €2.5 mm, respectively, in cash in transit (realized gross win in route business pending to be collected).
[2] Includes A/R from customers, other parties and advances to employees net of insolvency provisions.
[3] Includes all taxes receivable from tax authorities, including the 0.5% canon (AAMS) in Italy.
[4] Includes accounts payable to suppliers, other parties and accrued wages.
[5] Figures include provision for trade transactions and other provisions related to treasury share activity.
[6] Figures include gaming taxes, corporate income taxes and other taxes payable to tax authorities.
[7] Figures include deferred payments (and other partner investments) related to capital expenditures and other deferred payments.
[8] Figures include all other provisions related to business contingencies (personnel, tax, etc.).

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Net Working Capital[1]

Figures in EUR mm, except where noted otherwise

	As at			
	Dec-20	Jun-21	Var.	Var. %
Assets				
Accounts Receivable	47.3	54.4	7.1	14.9%
Taxes Receivable(2)	36.2	34.1	(2.1)	(5.7%)
Prepaid Expenses	12.3	15.3	3.0	24.4%
Inventory	7.1	6.5	(0.6)	(8.0%)
Other Current Assets(3)	0.0	0.0	0.0	14.3%
Total	**103.0**	**110.4**	**7.4**	**7.2%**
Liabilities				
Accounts Payable	110.8	117.4	(6.6)	6.0%
S-T Provisions (4)	4.3	5.8	(1.5)	33.9%
Taxes Payable (2)	117.0	112.7	4.3	(3.7%)
Deferred Payments (5)	2.3	2.3	0.0	0.0%
Other Current Liabilities (3)	2.9	2.9	0.0	2.3%
Total	**237.3**	**241.1**	**(3.8)**	**1.6%**
Net Working Capital	**(134.3)**	**(130.7)**	**3.6**	**2.7%**

Balance Sheet

- Total assets decreased by €36.2 mm in H1 2021. This decrease is principally attributable to a decrease in Cash & equivalents and fixed assets.
- Current Assets decreased by €5.7 mm, as a result of a €17.2 mm decrease in cash & equivalents.
- Financial debt, including both the short and long term portion increased by €130.5 mm as a result of the issuance of €103.1 mm worth of Bridge Notes and the accrual of interest related to our super senior notes.
- Minority interests decreased by €0.3 mm to €44.9 mm and shareholders' equity decreased by €151.7 mm to negative €478.0 mm due to the €168.7 mm net loss in the period.

Net Working Capital

- Net working capital increased by €3.6 mm to negative €130.7 mm, primarily due to a €2.2 mm increase in taxes payable, net[6], a €7.1 mm increase in accounts receivable and a €3.0 increase in prepaid expenses, partially offset by a €6.6 mm increase in accounts payable.

[1] The difference between this figure and the consolidated Cash Flow Statement corresponds mostly to non-cash FX movements in certain balance sheet items.
[2] Figures reflect gaming and other taxes (i.e. exclude corporate income taxes).
[3] Figures exclude security deposits.
[4] Figures reflect provisions for trade transactions.
[5] Figures reflect other deferred payment obligations (i.e. exclude deferred payments and other partner investments related to capital expenditures).
[6] Taxes payable less taxes receivable.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Capitalization

Figures in EUR mm, except where noted otherwise	As at			
	Dec-20	Jun-21	Var.	Var. %
Capitalization				
S-T Financial Debt[1]	54.6	34.3	(20.3)	(37.3%)
L-T Financial Debt[1]	966.0	1,116.9	150.9	15.6%
Total Financial Debt	**1,020.6**	**1,151.1**	**130.5**	**12.8%**
Minority Interests	45.2	44.9	(0.3)	(0.5%)
Shareholders' Equity	(326.3)	(478.0)	(151.7)	(46.5%)
Total Capitalization	**739.5**	**718.1**	**(21.4)**	**(2.9%)**
Financial Debt[1]				
OpCo Debt (excl. Capital Leases)	83.2	83.0	(0.2)	(0.2%)
OpCo Capital Leases	4.4	3.8	(0.6)	(12.6%)
Sub-Total	**87.5**	**86.8**	**(0.7)**	**(0.8%)**
Super Senior Secured Notes	245.7	339.3	93.6	38.1%
Senior Secured Notes	687.4	725.0	37.6	5.5%
Total Financial Debt	**1,020.6**	**1,151.1**	**130.5**	**12.8%**
Capitalization of Operating Leases[2]	208.3	197.3	(11.0)	(5.2%)
Total Adjusted Debt	**1,228.9**	**1,348.5**	**119.6**	**9.7%**
Cash & Equivalents				
Mexico	6.1	8.0	1.9	31.0%
Argentina	8.2	4.2	(4.0)	(49.4%)
Spain	17.9	15.1	(2.8)	(15.5%)
Italy	27.4	14.0	(13.4)	(49.0%)
Other Operations	28.7	17.5	(11.2)	(38.8%)
Sub-Total	**88.3**	**58.8**	**(29.5)**	**(33.4%)**
Corporate	22.0	34.3	12.3	55.8%
Total	**110.3**	**93.1**	**(17.2)**	**(15.6%)**
Europe (incl. Corporate)	67.3	63.4	(3.9)	(5.8%)
Latam	43.1	29.8	(13.3)	(30.9%)
Total	**110.3**	**93.1**	**(17.2)**	**(15.6%)**
Credit Statistics				
LTM Adjusted EBITDA	**22.5**	**20.0**	**(2.5)**	**(11.1%)**
Proforma Interest Expense[3]	125.7	130.8	5.1	4.1%
Leverage:				
Senior Financial Debt[4] / LTM Adjusted EBITDA	14.8x	21.3x	6.5x	43.9%
Total Adj. Net Debt / LTM Adj. EBITDA	**49.7x**	**62.6x**	**12.9x**	**25.9%**
Including Inflation Accounting	*51.1x*	*68.9x*	*17.8x*	*34.9%*
Coverage:				
LTM Adjusted EBITDA / Proforma Interest Expense	**0.2x**	**0.2x**	**-**	**-**
Including Inflation Accounting	*0.2x*	*0.1x*	*(0.1x)*	*(57.4%)*

[1] Figures include accrued interest and impact of deferred financing fees, which, for covenant calculation purposes, would be excluded (i.e. financial debt and leverage would be lower).
[2] Figures reflect short and long term capitalized operating leases following the application of IFRS 16.
[3] Figures based on December 31, 2020 and June 30, 2021, as applicable, financial debt outstanding and interest rates.
[4] Includes structurally senior OpCo debt (including capital leases) and Super Senior Secured Notes (inc. Bridge Notes).

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Gaming Capacity[1] by Venue

Co-located

"Corners"

	Gaming Venues											
	Gaming Halls(2)		Arcades(3)		Bars(4)		Sports Betting Shops(5)		Racetracks		Total	
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Region												
Latin America												
Argentina	-	-	-	-	-	-	-	-	-	-	-	-
Mexico(6)	4	85	-	-	-	-	4	61	-	1	4	86
Panama(6, 7)	-	10	-	-	-	-	-	8	-	1	-	11
Colombia	-	9	-	123	-	-	-	49	-	-	-	181
Uruguay (CN)	-	-	-	-	-	-	-	-	-	-	-	-
Uruguay (HRU)(8)	-	-	-	-	-	-	17	19	2	2	19	21
Total	**4**	**104**	**-**	**123**	**-**	**-**	**21**	**137**	**2**	**4**	**23**	**299**
Europe												
Italy	6	10	-	-	2,067	1,900	-	-	-	-	2,073	1,910
Spain(9)	3	3	937	1,016	6,780	6,435	47	44	-	-	7,767	7,498
Total	**9**	**13**	**937**	**1,016**	**8,847**	**8,335**	**47**	**44**	**-**	**-**	**9,840**	**9,408**
Total Group	**13**	**117**	**937**	**1,139**	**8,847**	**8,335**	**68**	**181**	**2**	**4**	**9,863**	**9,707**
Operator												
Codere	13	117	41	163	-	-	68	132	2	4	120	347
Third Party	-	-	896	976	8,847	8,335	-	49	-	-	9,743	9,360
Total	**13**	**117**	**937**	**1,139**	**8,847**	**8,335**	**68**	**181**	**2**	**4**	**9,863**	**9,707**
Spain												
SSTs Only(10)	-	-	903	1,016	888	930	17	44	-	-	1,808	1,990
AWPs & SSTs	3	3	34	-	267	257	30	-	-	-	334	260
Sub-Total	**3**	**3**	**937**	**1,016**	**1,155**	**1,187**	**47**	**44**	**-**	**-**	**2,142**	**2,250**
AWPs Only	-	-	-	-	5,625	5,248	-	-	-	-	5,625	5,248
Total	**3**	**3**	**937**	**1,016**	**6,780**	**6,435**	**47**	**44**	**-**	**-**	**7,767**	**7,498**

[1] Figures reflect venues in operation as at June 30, 2020 and 2021, as applicable.
[2] Includes all gaming venues with > 50 slot machines.
[3] Includes all gaming venues with between 5 and 50 (inclusive) slot machines (Codere and/or 3rd party operated).
[4] Includes all bars, restaurants, tobacco shops and other retail locations with < 5 slot machines and/or self-service sports betting terminals.
[5] Includes sports books co-located within Codere gaming halls and other Codere operated standalone sports betting shops.
[6] Figure for sports betting shops reflects sports books co-located within Codere operated gaming halls.
[7] Figure for sports betting shops excludes affiliated agencies (horserace betting only).
[8] Figure for sports betting shops includes 4 sports book co-located within HRU operated gaming halls which were closed across both periods.
[9] Sports betting shops excludes franchised locations (included in Arcades).
[10] Self-service sports betting terminals; arcades and bars would, however, typically have 3rd party operated AWPs.

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Gaming Capacity[1] by Product

	Gaming Product (Installed Capacity)											
	Slots[(2)]		Table Seats[(3)]		Bingo Seats		Sports Betting[(4)]		Network[(5)]		Total	
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Region												
Latin America												
Argentina	-	-	-	-	-	-	-	-	-	-	-	-
Mexico	551	12,385	30	474	-	625	37	564	-	-	618	14,048
Panama[(6)]	-	2,046	-	162	-	-	-	50	-	-	-	2,258
Colombia	-	3,457	-	40	-	-	-	476	-	-	-	3,973
Uruguay (CN)	-	-	-	-	-	-	-	-	-	-	-	-
Uruguay (HRU)	-	-	-	-	-	-	17	19	-	-	17	19
Total	**551**	**17,888**	**30**	**676**	**-**	**625**	**54**	**1,109**	**-**	**-**	**635**	**20,298**
Europe												
Italy:[(7)]	7,107	6,817	-	-	1,563	2,380	-	-	12,369	12,206	14,877	15,300
AWP[(8)]	*6,660*	*6,251*	-	-	-	-	-	-	*11,784*	*11,287*	*12,686*	*11,980*
VLT[(9)]	*447*	*566*	-	-	-	-	-	-	*585*	*919*	*628*	*940*
Spain[(10)]	9,518	9,062	-	-	639	532	6,074	6,831	-	-	16,231	16,425
Total	**16,625**	**15,879**	**-**	**-**	**2,202**	**2,912**	**6,074**	**6,831**	**12,369**	**12,206**	**31,108**	**31,725**
Total Group	**17,176**	**33,767**	**30**	**676**	**2,202**	**3,537**	**6,128**	**7,940**	**12,369**	**12,206**	**31,743**	**52,023**
Gaming Venue												
Gaming Halls	1,196	16,074	30	676	2,202	3,537	72	693	-	-	3,500	20,980
Arcades	833	3,675	-	-	-	-	4,624	5,664	-	-	5,457	9,339
Bars	15,035	13,929	-	-	-	-	1,155	1,187	-	-	16,190	15,116
Sports Betting Shops	112	89	-	-	-	-	277	396	-	-	389	485
Network[(11)]	-	-	-	-	-	-	-	-	12,369	12,206	6,207	6,103
Total Group	**17,176**	**33,767**	**30**	**676**	**2,202**	**3,537**	**6,128**	**7,940**	**12,369**	**12,206**	**31,743**	**52,023**

[1] Figures gaming products in operation as at June 30, 2020 and 2021, as applicable.
[2] Includes all Codere operated AWPs, VLTs, electronic bingo terminals and other gaming machines; excludes 3rd party operated slots.
[3] Figure reflects number of total gaming positions assuming (for illustrative purposes only) 6 seats per table now subject to Covid-19 restrictions.
[4] Figures reflect self-service terminals (SSTs); For Mexico and Panama, they will vary from prior releases which reflected points of sale.
[5] Reflects all slots connected to Codere network (i.e. both Codere and 3rd party operated).
[6] Figure for sports betting shops excludes affiliated agencies (horserace betting only).
[7] Figures for slots reflect Codere operated units connected to both Codere Network (typical) and 3rd party networks.
[8] Figures for slots include 902 and 693 units, respectively, connected to 3rd party networks.
[9] Figures for slots include 43 and 21 units, respectively, connected to 3rd party networks.
[10] Figures for slots reflect operating units (i.e. do not include authorized but not deployed units).
[11] Figures in total column reflect only 3rd party operated slots that are connected to Network (to avoid double counting of Codere operated units).

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Recent Events

- **COVID-19 business update.** Following the reopening of Argentina in July, we have been operating and continue to operate across all markets, albeit with restrictions. Please refer to the presentation accompanying our H1 2021 Results where a detailed operational update by country is provided.

- **Financial Restructuring.** On April 22, 2021, the Company announced it had entered into a Lock Up Agreement with a group of its largest noteholders (the Ad Hoc Group) in relation to a proposed restructuring transaction. The terms of the restructuring include:

  (i) Provision of €100.0 mm of bridge funding (funded in April and May), by way of issuance of further Super Senior Notes, plus an additional €125.0 mm upon completion of the transaction (currently expected by the second half of October). Extension of Super Senior Notes' maturities to 2026.

  (ii) Restructuring of the Senior Notes including (i) 25% being reinstated with maturity in 2027, (ii) 29% being exchanged into subordinated PIK notes and (iii) 46% being equitized into 95% equity of a new TopCo. In which Codere S.A. will maintain 5% of the equity and will also receive 10 year warrants.

  In connection with the transaction, the EGM held on May 11, 2021, ratified the Lock up Agreement and related matters. Furthermore, during May, holders of over 90% of the Notes were party to the Lock-Up Agreement, satisfying the 75% threshold needed for the implementation of the restructuring as well as the 90% threshold needed to implement the restructuring via a Consent Solicitation / Exchange Offer which will be formally launched in the first days of September.

- **Online Transaction**. On June 21, 2021, the Company announced that certain of its subsidiaries, including Codere Newco, S.A.U. ("Codere Newco") and Servicios de Juego Online, S.A.U., had entered into a business combination agreement relating to a transaction (the "Online Transaction") involving the disposal of a minority interest in Codere's online business ("Codere Online"). As part of the Online Transaction, which is expected to complete in Q4 2021:
  - Codere Newco will contribute Codere Online to a newly incorporated Luxembourg based holding company, Codere Online Luxembourg, S.A. ("Luxco"), which will in turn via a merger acquire DD3 Acquisition Corp. II, a special purpose acquisition company ("SPAC"). Luxco will be listed on the NASDAQ.
  - Codere will maintain a between 54%-73% ownership stake in Codere Online, depending on SPAC Investor redemptions. Existing Codere Online management will continue operating the business.
  - Four institutional investors have committed to a private investment of $67 mm and one of them to roll-over c. $10 mm of shares in the SPAC, resulting in minimum transaction proceeds of $77 mm.
  - The SPAC has $125 mm of cash in its trust account – implying total proceeds ranging from $77m to $192 mm depending on redemptions, prior to any expenses.

  The Online Transaction values the combined company at an estimated pro forma enterprise value of approximately $350 mm or 2.3x Codere Online's estimated 2022 revenue of approximately $150 mm. Codere will be permitted to withdraw up to $30 mm of any proceeds of the Online Transaction in excess of $125 mm. The remaining proceeds, net of transaction expenses, will primarily be used to fund marketing expenditures, technology and platform improvements, and expansion into new high-growth markets.

- **Panama Online license.** On May 13, 2021, the gaming regulator in Panama, Junta de Control de Juegos, granted a 20-year license to Alta Cordillera S.A., allowing online operations to start, subject to certain formalities, from December 1, 2021 and with a gaming tax of 10%.

- **License extension in Argentina**. During July, the gaming regulator for the Province of Buenos Aires (IPLyC) granted us a 1-year extension on the licenses to operate the 4 bingo halls that were maturing in June, for a total cost of ARS 123 mm (approximately €1.1 mm) to be paid over the following 12 months after reopening.

- **Inflation accounting in Argentina.** Inflation accounting resulted in the following negative impacts in H1 2021: (i) €6.8 mm on Operating Profit, (ii) €8.7 mm on interest income and (iii) €4.4 mm on corporate income tax.

- **Adjustments to EBITDA:** In H1 2021, we incurred in €6.5 mm non-recurring expenses, broken down as follows:

  (i) Operational and personnel restructuring and improvements: €1.2 mm

  (ii) Litigation related to shareholders: €0.6 mm

  (iii) Tax contingencies and related advisories: €1.5 mm

  (iv) Refinancing process: €1.6 mm

  (v) Others (including other litigation): €1.6 mm

  In addition, we invested €13.2 mm in online growth marketing and related costs (reported as operational expense).

Contact Information

Codere is a leading international gaming operator that operates slot machines, bingo seats and sports betting terminals in Latin America, Spain and Italy, across various gaming venues, including gaming halls, arcades, bars, sports betting shops and horse racetracks.

Codere, S.A.
Avda. de Bruselas, 26
28108 Alcobendas (Madrid), Spain

Investor Relations
+34 91 354 28 19
inversor@codere.com
www.grupocodere.com

Note on Rounding. Due to decimal rounding, numbers presented throughout this report may not add up precisely to the totals and subtotals provided, and percentages may not precisely reflect the absolute figures.

Alternative Performance Measures. This report includes certain Alternative Performance Measures in accordance with the European Securities and Markets Authority (ESMA) Directive 2015/1415. These measures, which are not defined under IFRS standards, are intended to provide more useful, comparable and reliable information in order to improve the understanding of the Company's financial performance and its reported information. For definitions, usage rationales and reconciliation of these metrics with IFRS, please visit the Presentations section within the Shareholders and Investors site of www.grupocodere.com.

Additional Information about the Business Combination and Where to Find It
Codere Online Luxembourg, S.A. ("Holdco"), Servicios de Juego Online, S.A.U. (together with its consolidated subsidiaries, "Codere Online"), DD3 Acquisition Corp. II ("DD3") and the other parties thereto have entered into a business combination agreement (the "Business Combination Agreement") that provides for DD3 and Codere Online to become wholly-owned subsidiaries of Holdco (the "Proposed Business Combination"). In connection with the Proposed Business Combination, a registration statement on Form F-4 (the "Form F-4") has been filed by Holdco with the U.S. Securities and Exchange Commission ("SEC") that includes a preliminary proxy statement relating to DD3's solicitation of proxies from DD3's stockholders in connection with the Proposed Business Combination and other matters described in the Form F-4, as well as a preliminary prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. After the Form F-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to DD3's stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward Looking Statements. Codere cautions that this document may contain forward looking statements with respect to the business, financial condition, results of operations, strategy, plans and objectives of the Codere Group. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a certain number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technical developments; (5) changes in the financial position or credit worthiness of our customers, obligors and counterparts.

These and other risk factors published in our past and future filings and reports, including those with the Spanish Securities and Exchange Commission ("CNMV") and available to the public both in Codere's website (www.grupocodere.com) and in the CNMV's website (www.cnmv.es), as well as other risk factors currently unknown or not foreseeable, which may be beyond Codere's control, could adversely affect our business and financial performance and cause actual results to differ materially from those implied in the forward-looking statements.

Additionally, this report includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including any statements as to Holdco's, Codere Online's, DD3's or the combined company's future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco's, Codere Online's, DD3's and the combined company's actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "likely," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Holdco's, Codere Online's and DD3's expectations with respect to the timing of the completion of the Proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco's, Codere Online's and DD3's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3's stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online's business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco's ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3's stockholders in connection with the Proposed Business Combination; and (12) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3's most recent filings with the SEC and the Form F-4, and, after the Form F-4 has been declared effective by the SEC, will be contained in the definitive proxy statement/prospectus to be mailed to DD3's stockholders in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This report is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This report also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Holdco, Codere Online and DD3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3's stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3's directors and executive officers is set forth in the final prospectus for DD3's initial public offering filed with the SEC on December 10, 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3's stockholders in connection with the Proposed Business Combination is set forth in the Form F-4. Information concerning the interests of Holdco's, Codere Online's and DD3's participants in the solicitation, which may, in some cases, be different than those of Holdco's, Codere Online's and DD3's equity holders generally, is also set forth in the Form F-4. Shareholders, potential investors and other interested persons should read carefully the preliminary proxy statement/prospectus included in the Form F-4, and, when it becomes available, the definitive proxy statement/prospectus, before making any voting or investment decisions. You may obtain free copies of these documents, once available, from the sources indicated above.